SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2014

FINANCIAL AND OPERATING REPORT

Mexico City, April 29, 2014 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2014.

•       América Móvil finished March with 342.9 million accesses, 4.5% more than in the same period of 2013. This figure comprises 272.2 million wireless subscribers, 31.4 million landlines, 19.6 million broadband accesses and 19.7 million PayTV units.

•       Our wireless subscriber base rose 3.5% year-on-year with net additions that came in at 2.3 million for the quarter, including 1.4 million users from the acquisition of Page Plus and net disconnections of 585 thousand subscribers.

•       We had 70.7 million fixed RGUs at the end of March, 8.2% more than a year before. We added 1.2 million RGUs in the quarter of which 571 thousand were PayTV units and 492 thousand broadband accesses.

•       First quarter revenues were up 1.3% year-on-year to 195.4 billion pesos, while at constant exchange rates revenues increased 6.9%. In Brazil, revenue growth was 8.5% with wireless revenues rising 5.7% and fixed revenues increasing 11%.

•       EBITDA of 64.9 billion pesos was up 1.7% in peso terms, while at constant exchange rates it posted an annual growth of 6.7%.

•       We obtained operating profits of 38.7 billion pesos that were partly offset by a comprehensive financing cost of 8.3 billion pesos, deriving mostly from net interest payments on our debt.

•       Our net profit of 13.9 billion pesos in the first quarter was equivalent to 20 peso cents per share or 30 dollar cents per ADR.

•       Our cash flow allowed us to fund capital expenditures of 19.1 billion pesos and reduce our net debt by 2.2 billion pesos. Our share buybacks totaled 12.6 billion pesos and our acquisition of ownership interests 1.4 billion pesos. At the end of March our net debt stood at 440 billion pesos. Allowing 50% equity credit for our hybrid bonds, the net debt to EBITDA (LTM) ratio came in at 1.6x.

América Móvil Fundamentals (IFRS)

	1Q14	1Q13	Var. %
EPS (Mex$)(1)	0.20	0.36	-44.3%
Earning per ADR (US$)(2)	0.30	0.56	-46.7%
Net Income (millions of Mex$)	13,887	26,871	-48.3%
Average Shares Outstanding (billion) (3)	70.02	75.48	-7.2%
Average ADRs Outstanding (millions) (4)	473	724	-34.7%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

On March 7th, we received a resolution from the Instituto Federal de Telecomunicaciones, the Telecommunications and Broadcasting Regulator, in which we were informed that América Móvil and its operating subsidiaries Telcel and Telmex, were determined “preponderant economic agents”, and for such reason, subject to asymmetric regulation. The specific regulation includes asymmetric interconnection rates, passive infrastructure sharing, unbundling of the local loop, wholesale provision of dedicated links, elimination of national roaming charges, access to mobile virtual network operators, regulation on quality of service, and information requirements.

On March 24th, the Mexican President submitted a bill to Congress proposing implementing legislation for the June 2013 constitutional amendments. When enacted, the legislation will establish the new Federal Law on Telecommunications and Broadcasting. The proposed bill may include additional asymmetric regulation on preponderant economic agents. Congress may vote on the bill shortly.

On April 23rd we entered into a shareholders’ agreement with the Austrian Government’s Österreichische Industrieholding AG (ÖIAG), the holding company that owns a 28% ownership interest in Telekom Austria. AMX and ÖIAG together own 55% of the entity. As part of the agreement, AMX is committed to support a capital increase of one billion euros to strengthen the financial position of the company. As a consequence of the agreement AMX will launch a public tender offer for all outstanding shares not held by AMX and ÖIAG at an offer price of €7.15 per share. Both the shareholders’ agreement and the public offer are subject to certain regulatory approvals. AMX will obtain direct operational responsibilities in Telekom Austria.

América Móvil’s Subsidiaries as of March 2014

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.8%	Global Consolidation Method
	Sección Amarilla(1)	other	100.0%	Global Consolidation Method
	Telvista	other	89.0% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.6%	Global Consolidation Method
Brazil	Claro	wireless	100.0%	Global Consolidation Method
	Embratel(1)	wireline	95.8%	Global Consolidation Method
	Net	Cable	92.2%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	97.8%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	25.7%	Equity Method
Austria	Telekom Austria	wireless/wireline	26.8%	Equity Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.8%
(2) AMX owns directly 45% and 45% through its subsidiary Telmex

Total Accesses

We finished March with 342.9 million accesses, 4.5% more than in the year-earlier quarter. This figure comprises 272.2 million wireless subscribers, 31.4 million landlines, 19.6 million broadband accesses and 19.7 million PayTV units. Our fixed-RGUs were up 8.2% on a year-on-year basis—with PayTV being the most important driver— and our wireless subscriber base 3.5%.

Wireless Subscribers

Our wireless subscriber base finished March with 272.2 million clients, with our postpaid base increasing 9.0% and our prepaid base 2.6%. Net additions came in at 2.3 million for the quarter—including 1.4 million users from the acquisition of Page Plus—after net disconnections of 585 thousand subscribers in Mexico, Chile, the Argentinean block and Puerto Rico.

Disconnections were almost entirely in the prepaid market, after a clean-up of 980 thousand clients that were not meeting our traffic and consumption requirements—315 thousand subs in Mexico, 242 thousand in Brazil and 283 thousand in Argentina—but we continued to make progress in the postpaid segment of the market practically across the board.  We obtained 769 thousand new postpaid clients in the first quarter, including 289 thousand in Brazil, 153 thousand in Mexico, 120 thousand in Peru and 90 thousand in Colombia.

At the end of the quarter, Mexico accounted for 27% of our total subscriber base, followed by Brazil with 25% and Colombia with 11%. Our operations in the U.S. and those in the Central America-Caribbean block represent around 9% each, followed closely by those of the Argentinian block at 8%. The weight of our operations in Ecuador and Peru is around 4.5% each.

Wireless Subscribers as of March 2014

Thousands
	Total(1)
Country	Mar'14	Dec'13	Var.%	Mar'13	Var.%
Mexico	73,343	73,505	-0.2%	71,220	3.0%
Brazil	68,749	68,704	0.1%	66,308	3.7%
Chile	5,870	5,948	-1.3%	6,375	-7.9%
Argentina, Paraguay and Uruguay	21,936	22,218	-1.3%	21,392	2.5%
Colombia	29,210	28,977	0.8%	27,661	5.6%
Ecuador	12,145	12,031	1.0%	12,007	1.2%
Peru	12,030	11,855	1.5%	13,137	-8.4%
Central America* and The Caribbean	23,409	22,985	1.8%	21,581	8.5%
USA	25,511	23,659	7.8%	23,230	9.8%
Total Wireless Lines	272,204	269,883	0.9%	262,910	3.5%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

We had 70.7 million fixed RGUs at the end of March, 8.2% more than a year before. We added 1.2 million RGUs in the quarter of which 571 thousand were PayTV units and 492 thousand broadband accesses. Outside Mexico, we connected 394 thousand voice lines, more than half of them in Brazil. More than two thirds of the quarter’s sales were triple-Play bundles.

Our largest operation is Brazil with 33.6 million RGUs or 48% of the total fixed accesses. Mexico accounts for 32% of our total fixed accesses, 9% come from Central America and the Caribbean and 7% from Colombia.

Fixed-Line and Other Accesses (RGUs) as of March 2014

Thousands
	Total
Country	Mar'14	Dec'13	Var.%	Mar'13	Var.%
Mexico	22,311	22,452	-0.6%	22,346	-0.2%
Brazil	33,597	32,683	2.8%	29,680	13.2%
Colombia	4,932	4,749	3.9%	4,333	13.8%
Ecuador	322	311	3.8%	261	23.3%
Peru	1,091	1,032	5.8%	894	22.1%
Argentina, Uruguay and Paraguay	568	548	3.7%	452	25.7%
Chile	1,200	1,167	2.9%	1,120	7.2%
Central America and Caribbean	6,633	6,504	2.0%	6,210	6.8%
Total RGUs	70,655	69,445	1.7%	65,295	8.2%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

Economic activity continued to improve marginally in much of the developed world during the first quarter of the year, whereas in many developing countries, particularly those more dependent on commodity prices—and in particular those with trade links to China—it decelerated somewhat. In Mexico the economy appears to be making a comeback, continuing with the improved trends that began to take form during the fourth quarter.

Our first quarter revenues were up 1.3% year-on-year to 195.4 billion pesos.  The volatility of exchange rates ended up understating the strength of the underlying revenue dynamism of our various operations. At constant exchange rates service revenues posted their second best performance in the last five quarters, jumping to 6.4% from 5.4% in the prior quarter.  Wireless voice and fixed data services were the segments whose growth accelerated in the quarter.

The South American block continued very much alongside its past growth trend, with both Central-America/Caribbean and the U.S. losing some dynamism. In Mexico service revenue growth reverted a 0.6% revenue decline in the fourth quarter posting instead a 2.0% service revenue increase. A year before, in the first quarter of 2013, Mexico’s service revenues were falling 1.6% year-on-year.

At 64.9 billion pesos, first quarter EBITDA was up 1.7% in peso terms. As with revenues, the currency volatility suggests a more subdued improvement than is the case at constant exchange rates: EBITDA jumped 6.7% year-on-year, up from 5.7% in the fourth quarter. By this measure EBITDA had, in the first quarter, its best showing in the last five quarters. The above was the case even in spite of the company’s push into postpaid, a segment that typically requires higher subsidies and even more so where smartphones are concerned. Our postpaid base increased 9.0% year-on-year—vs. 2.6% for prepaid—and the average cost per device soared 7.4% at constant exchange rates.

Our operating profits of 38.7 billion pesos were partly offset by a comprehensive financing cost of 8.3 billion pesos that represented, for the most part, net interest payments on our debt. A year before we registered a comprehensive financing income of 1.4 billion pesos that had been brought about by sizable foreign exchange gains in the amount of 17.4 billion pesos.

Altogether we obtained a net profit of 13.9 billion pesos in the first quarter, equivalent to 20 peso cents per share or 30 dollar cents per ADR.

America Movil's Income Statement (IFRS)
Millions of Mexican pesos
	1Q14	1Q13	Var.%

Service Revenues	175,880	174,523	0.8%
Equipment Revenues	19,559	18,436	6.1%
Total Revenues	195,439	192,959	1.3%

Cost of Service	59,285	60,252	-1.6%
Cost of Equipment	29,248	27,493	6.4%
Selling, General & Administrative Expenses	39,970	39,461	1.3%
Others	2,049	1,935	5.9%
Total Costs and Expenses	130,551	129,141	1.1%

EBITDA	64,888	63,818	1.7%
% of Total Revenues	33.2%	33.1%

Depreciation & Amortization	26,167	25,162	4.0%

EBIT	38,721	38,656	0.2%
% of Total Revenues	19.8%	20.0%

Net Interest Expense	5,661	5,005	13.1%
Other Financial Expenses	2,774	10,956	-74.7%
Foreign Exchange Loss	-91	-17,359	99.5%
Comprehensive Financing Cost (Income)	8,345	-1,399	n.m.

Income & Deferred Taxes	16,367	12,840	27.5%
Net Income before Minority Interest and Equity	14,009	27,215	-48.5%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates*	-28	- 308	90.9%
Minority Interest	-95	-36	-165.7%
Net Income	13,887	26,871	-48.3%
n.m. Not meaningful
*Includes results of KPN

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Mar '14	Dec '13	Var.%		Mar '14	Dec '13	Var.%

Current Assets				Current Liabilities
Cash & Securities	40,686	48,164	-15.5%	Short Term Debt**	48,878	25,841	89.1%
Accounts Receivable	134,702	138,342	-2.6%	Accounts Payable	184,609	196,463	-6.0%
Other Current Assets	21,053	13,474	56.3%	Other Current Liabilities	63,576	51,651	23.1%
Inventories	33,425	36,719	-9.0%		297,063	273,955	8.4%
	229,865	236,698	-2.9%

Non Current Assets
Plant & Equipment	496,940	501,107	-0.8%
Investments in Affiliates	88,023	88,887	-1.0%	Non Current Liabilities
				Long Term Debt	431,795	464,478	-7.0%
Deferred Assets				Other Liabilities	78,542	76,858	2.2%
Goodwill (Net)	94,400	92,486	2.1%		510,337	541,336	-5.7%
Intangible Assets	37,543	38,220	-1.8%
Deferred Assets	71,451	68,194	4.8%	Shareholder's Equity	210,823	210,301	0.2%

Total Assets	1,018,223	1,025,592	-0.7%	Total Liabilities and Equity	1,018,223	1,025,592	-0.7%
** Includes current portion of Long Term Debt

In the first quarter our net debt fell slightly to 440 billion pesos from 442 billion at the end of the year (valued at the end of period exchange rates), whereas our gross debt came down by 10 billion pesos to 481 billion pesos. Allowing 50% equity credit for our hybrid bonds, the net debt to EBITDA (LTM) ratio came in at 1.6x.

Our cash flow allowed us to fund capital expenditures of 19.1 billion pesos and reduce our net debt by 2.2 billion pesos. Our share buybacks totaled 12.6 billion pesos and our acquisition of ownership interests 1.4 billion pesos. In addition to the above we directed 4.1 billion pesos to the funding of our pension liabilities.

Financial Debt of América Móvil*
Millions of U.S. dollars
	Dec-13	Mar-14
Peso - denominated debt	5,914	5,939
Bonds and other securities	5,914	5,916
Banks and others	0	24
U.S. Dollar - denominated debt	16,381	15,534
Bonds and other securities	15,848	15,053
Banks and others	534	481
Debt denominated in other currencies	15,201	15,265
Bonds and other securities	14,942	14,979
Banks and others	259	286
Total Debt	37,496	36,738
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

Our Mexican wireless operations continued to gain postpaid subscribers in the first quarter, 153 thousand, but lost instead 315 thousand prepaid subscribers, to end the quarter with 73.3 million subscribers. On the fixed line platform we gained 107 thousand broadband access lines but saw our fixed lines come down by 247 thousand, for a net reduction of 140 thousand RGUs.

Revenues totaled 67.8 billion pesos in the first quarter, with mobile service revenues expanding 4.1% from the year-earlier quarter and fixed-line revenues advancing 0.8%.  On both platforms service revenues exhibited their strongest performance in several quarters, likely confirming what we suspected in the fourth quarter that at least part of this improvement had to do with the firming up of the Mexican economy.

Although they have strengthened recently, mobile-voice revenues were still down 2.3% in the first quarter. Data revenues on both platforms surged to 13.3% on mobile and 7.2% on the fixed segment.

EBITDA came in at 30.1 billion pesos and was down 0.8% year-on-year.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	1Q14	1Q13	Var.%

Total Revenues	67,829	66,272	2.3%
Wireless Revenues	43,920	42,339	3.7%
Service Revenues	36,763	35,315	4.1%
Equipment Revenues	7,279	6,940	4.9%

Fixed Line and Other Revenues	26,128	25,918	0.8%

EBITDA	30,091	30,330	-0.8%
% total revenues	44.4%	45.8%

EBIT	23,825	24,090	-1.1%
%	35.1%	36.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	73,343	71,220	3.0%
Postpaid	9,546	8,833	8.1%
Prepaid**	63,797	62,387	2.3%
MOU	265	275	-3.8%
ARPU (MxP)	166	166	0.3%
Churn (%)	3.9%	3.5%	0.5
Revenue Generating Units (RGUs)*	22,311	22,346	-0.2%
* Fixed Line and Broadband
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Argentina, Paraguay and Uruguay

Our combined operations ended March with 21.9 million wireless subscribers, after disconnections of 281 thousand clients that did not comply with our usage policies. On the fixed line platform we had 568 thousand fixed-RGUs, 25.7% more than a year before.

First quarter revenues totaled 5.0 billion Argentinian pesos in the quarter and were 27.4% higher than in the year-earlier quarter. Wireless service revenues increased 18.0% with data revenues expanding 32.1% and voice revenues rising 8.7%. As a result, ARPU was up 14.3% over the year. Wireline revenues increased 42.7% annually to 361 million Argentinian pesos, mostly on the back of broadband growth.

EBITDA came in at 1.6 billion Argentinian pesos or 31.7% of revenues. It was up 20.3% in absolute terms.

In the first quarter we launched 4G-LTE services in Uruguay.

We maintained a positive balance in the quarter from mobile number portability in both Argentina and Paraguay.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	1Q14	1Q13	Var.%

Total Revenues	5,043	3,959	27.4%
Wireless Revenues	4,723	3,722	26.9%
Service Revenues	3,792	3,214	18.0%
Equipment Revenues	931	507	83.8%

Fixed Line and Other Revenues	361	253	42.7%

EBITDA	1,600	1,330	20.3%
% total revenues	31.7%	33.6%

EBIT	1,290	1,073	20.3%
%	25.6%	27.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	21,936	21,392	2.5%
Postpaid	2,925	2,940	-0.5%
Prepaid	19,011	18,452	3.0%
MOU	132	133	-0.7%
ARPU (ARP)	57	50	14.3%
Churn (%)	2.5%	1.8%	0.6
Revenue Generating Units (RGUs)*	568	452	25.7%
* Fixed Line, Broadband and PayTV.

Brazil

Total accesses reached 102.3 million at the end of the quarter; 6.6% more than a year before. On the wireless segment, we ended March with 68.7 million subscribers, with our subscriber base rising 3.7% year-on-year on the back of an 8.9% increase in the postpaid segment. We gained 289 thousand postpaid subscribers in the period and disconnected 242 thousand prepaid clients that were not meeting our consumption requirements. On the fixed division, PayTV led the way in terms of growth. PayTV clients were up 15.5% after adding 432 thousand new PayTV units in the first quarter whereas broadband accesses rose 14.8%.

Our first quarter revenues expanded 8.5% from the year-earlier quarter to 8.6 billion reais. Wireless service revenues increased 3.8% as data revenues climbed 15.0%. Voice revenues were flat in spite of a 25% cut in interconnection rates effective in February; altogether the price per minute of voice came down 5.3%.

Fixed line revenues rose 11.0% compared with the precedent year. The most important component, PayTV revenues—representing around 43% of the total—posted an increase of 20.9% year-over-year. Broadband revenues were even more dynamic, expanding 22.4%.

The quarter’s EBITDA of 2.2 billion reais was 15.4% above the year-earlier quarter. The margin for the period was 26.1% of revenues, 1.5 percentage points greater than a year before. The improvements in profitability resulted from further integration of our operations and the reduction of costs associated with a decline in leased lines and in network maintenance costs.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	1Q14	1Q13	Var.%

Total Revenues	8,563	7,890	8.5%
Wireless Revenues	3,329	3,148	5.7%
Service Revenues	3,048	2,936	3.8%
Equipment Revenues	280	211	32.5%

Fixed Line and Other Revenues	5,640	5,080	11.0%

EBITDA	2,237	1,940	15.4%
% total revenues	26.1%	24.6%

EBIT	500	446	12.2%
%	5.8%	5.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	68,749	66,308	3.7%
Postpaid	14,605	13,416	8.9%
Prepaid	54,144	52,892	2.4%
MOU	122	121	0.6%
ARPU (BrL)	15	15	-0.9%
Churn (%)	3.2%	3.1%	0.1
Revenue Generating Units (RGUs)*	33,597	29,680	13.2%
* Fixed Line, Broadband and Television

Colombia

After adding 232 thousand new wireless subscribers, we ended March with 29.2 million clients, 5.6% more than a year before. As regards our postpaid base, it was up 6.5% over the year having gained 90 thousand new contract clients in the first quarter. Additionally, we had 4.9 million fixed RGUs, 13.8% more than the year before. Broadband accesses and voice lines posted an annual increase of around 22%.

First quarter revenues of 2.8 trillion Colombian pesos exceeded by 8.0% those of the prior year. Wireless service revenues were up 0.9% on an annual basis, with wireless data revenues increasing 3.5%. Voice revenues remained practically unchanged. Fixed line revenues—that account for 20% of the total—rose 12.9% year-on-year, on the back of broadband and data services.

Our EBITDA for the quarter was 1.1 trillion Colombian pesos, 2.3% higher than the year before. The EBITDA margin stood at 40.1% of revenues. Subscriber acquisition costs have gone up, especially on the postpaid segment, as clients switch to data plans. The average cost of the devices has risen approximately 30% as the adoption of smartphones continues on the rise.

In March the concession in Colombia was renovated for a new ten-year period. The concession comprises 40MHz in the 850 MHz and the 1,900 MHz bands. The payment for the concession amounts to 286.6 billion Colombian pesos, including an upfront payment of 150 billion that has already been covered, and build-out obligations for the remainder. A periodic charge of 0.7% of gross revenues will be levied on spectrum use and will be paid in cash or in build-out obligations, as determined by the Ministry of Communications.  In addition to the above, a payment of 2.2% of voice service revenues will accrue on a quarterly basis.

INCOME STATEMENT (IFRS)
Colombia
Billions of COP
	1Q14	1Q13	Var.%

Total Revenues	2,772	2,568	8.0%
Wireless Revenues	2,208	2,061	7.1%
Service Revenues	1,817	1,802	0.9%
Equipment Revenues	381	254	50.2%

Fixed Line and Other Revenues	561	497	12.9%

EBITDA	1,112	1,087	2.3%
% total revenues	40.1%	42.3%

EBIT	751	758	-1.0%
%	27.1%	29.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	29,210	27,661	5.6%
Postpaid	5,804	5,451	6.5%
Prepaid**	23,406	22,209	5.4%
MOU	209	226	-7.4%
ARPU (COP)	20,755	20,714	0.2%
Churn (%)	4.0%	6.8%	(2.8)
Revenue Generating Units (RGUs)*	4,932	4,333	13.8%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Chile

We ended March with 5.9 million wireless subscribers after disconnections of 119 thousand clients in the first quarter stemming from a clean-up of our prepaid client base. In the postpaid segment we had 41 thousand net subscriber gains, 35.4% more than in the first quarter of 2013. In the fixed line platform, RGUs totaled 1.2 million; they were up 7.2% on an annual basis.

Revenues declined 1.4% on an annual basis to 182.2 billion Chilean pesos as a result of a reduction in wireless service revenues of 5.3%. The drop in revenues is entirely linked to a 75% cut in interconnection rates that became effective in January—with its respective reduction in interconnection costs of the same magnitude— and which took our voice revenues down by 17.3%. Data revenues, however, increased 33% year-over-year. Wire-line revenues, 59.4 billion Chilean pesos, rose 13.3% over the year buoyed by the growth of broadband and PayTV services.

EBITDA of 11.2 billion Chilean pesos increased 64.7% annually and was equivalent to 6.1% of revenues. In the previous quarter EBITDA had fallen 28.3% from the year before.

We had a positive balance from Mobile Number Portability in the first quarter.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	1Q14	1Q13	Var.%

Total Revenues	182,233	184,858	-1.4%
Wireless Revenues	125,011	134,998	-7.4%
Service Revenues	104,883	110,782	-5.3%
Equipment Revenues	20,302	24,175	-16.0%

Fixed Line and Other Revenues	59,379	52,406	13.3%

EBITDA	11,157	6,773	64.7%
% total revenues	6.1%	3.7%

EBIT	-36,658	-36,145	-1.4%
%	-20.1%	-19.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	5,870	6,375	-7.9%
Postpaid	1,350	1,200	12.5%
Prepaid	4,520	5,175	-12.6%
MOU	173	224	-22.8%
ARPU (ChP)	6,426	5,896	9.0%
Churn (%)	5.0%	4.8%	0.2
Revenue Generating Units (RGUs)*	1,200	1,120	7.2%
* Fixed Line and Broadband and Television

Ecuador

Our wireless subscriber base finished March with 12.1 million clients, 1.2% more than a year before. The postpaid segment however, rose 11.1% over the year having added 51 thousand new contract clients. Fixed-RGUs totaled 322 thousand, 23.3% more than a year before, driven by the growth of the PayTV division that soared 80.7% in the period.

Our revenues were up 3.3% from the year-earlier quarter to 425 million dollars, with wireless service revenues increasing 6.4% on the back of data revenue growth of 17.5%. ARPU was up 4.1% relative to the prior year. Wire-line revenues increased 14.8% year-on-year to 15 million dollars.

First quarter EBITDA of 198 million dollars was 1.9% higher than that of the precedent year. The EBITDA margin for the period stood at 46.6%.

During the quarter, we launched Claro Video in Ecuador. Our product has been very well accepted, as has been the case in several other markets.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	1Q14	1Q13	Var.%

Total Revenues	425	412	3.3%
Wireless Revenues	412	400	3.1%
Service Revenues	365	343	6.4%
Equipment Revenues	47	57	-17.2%

Fixed Line and Other Revenues	15	13	14.8%

EBITDA	198	194	1.9%
% total revenues	46.6%	47.2%

EBIT	148	149	-0.7%
%	34.8%	36.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	12,145	12,007	1.2%
Postpaid	2,357	2,121	11.1%
Prepaid**	9,788	9,886	-1.0%
MOU	151	152	-0.5%
ARPU (US$)	10	10	4.1%
Churn (%)	2.3%	1.3%	1.0
Revenue Generating Units (RGUs)*	322	261	23.3%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Peru

We finished March with 12 million wireless subscribers after adding 175 thousand new clients in the first quarter. More than two thirds of the quarter’s additions were contract clients. Our wireless postpaid base had an annual increase of 24.5%. We also had 1.1 million fixed RGUs, 22.1% more than in the same period of 2013. Growth on the fixed-line division was supported by the growth of broadband accesses: 43.9%.

Total revenues of 1.3 billion soles were 11.0% superior to those of the precedent year. Wireless service revenues grew 7.8% in an annual fashion, with data revenues climbing 23.6%. In spite of a reduction in the average price per minute of 12.8%, voice revenues rose 1.9% helping ARPU post an increase of 17.4% over the year.

The quarter’s EBITDA of 482 million soles, was marginally higher than that of the year-earlier quarter. The EBITDA margin for the period declined four percentage points to 38.1% in twelve months as a result of higher acquisition costs linked to more complex plans that are sold with smartphones.

INCOME STATEMENT (IFRS)
Peru
Millions of Soles
	1Q14	1Q13	Var.%

Total Revenues	1,266	1,141	11.0%
Wireless Revenues	1,098	1,003	9.5%
Service Revenues	944	876	7.8%
Equipment Revenues	149	123	21.1%

Fixed Line and Other Revenues	168	138	21.7%

EBITDA	482	480	0.4%
% total revenues	38.1%	42.1%

EBIT	333	337	-1.2%
%	26.3%	29.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	12,030	13,137	-8.4%
Postpaid	3,582	2,878	24.5%
Prepaid	8,449	10,259	-17.6%
MOU	133	104	27.2%
ARPU (Sol)	26	22	17.4%
Churn (%)	4.1%	3.4%	0.8
Revenue Generating Units (RGUs)*	1,091	894	22.1%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Our combined operations ended the quarter with more than 30 million accesses. Our wireless subscriber base had 23.4 million clients—8.5% more than in 2013—having added 424 thousand clients. On the fixed segment we had 6.6 million RGUs, up 6.8% year-on-year.

Total revenues for the quarter came in at 971 million dollars, up 1.7% over the precedent year. The growth of wireless service revenues, 3.9%, was attributable to a 14.3% increase in data revenues. Fixed line revenues were down 1.8% in an annual fashion as wire-line voice revenues—that still represent more than half of our fixed revenues—declined 7.6%. Revenues derived from broadband and PayTV services increased 3.6% and 23.8%, respectively.

The quarter’s EBITDA stood at 318 million dollars or 32.8% of revenues.

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	1Q14	1Q13	Var.%

Total Revenues	971	954	1.7%
Wireless Revenues	581	557	4.3%
Service Revenues	539	519	3.9%
Equipment Revenues	43	38	12.8%

Fixed Line and Other Revenues	390	397	-1.8%

EBITDA	318	327	-2.7%
% total revenues	32.8%	34.3%

EBIT	70	69	0.7%
%	7.2%	7.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	23,409	21,581	8.5%
Postpaid	3,211	2,966	8.2%
Prepaid	20,199	18,614	8.5%
MOU	181	195	-6.8%
ARPU (US$)	8	8	-4.1%
Churn (%)	4.0%	3.7%	0.3
Revenue Generating Units (RGUs)*	6,633	6,210	6.8%
* Fixed Line, Broadband and Television

United States

With 25.5 million wireless clients, our subscriber base was up 9.8% on a year-on-year basis. This figure includes 1.4 million clients that were added by the acquisition of Page Plus.

First quarter revenues of 1.7 billion dollars were up 9.6% year-on-year, with service revenues expanding 14.2%. Data revenue growth of 23.4% contributed to a 3.5% increase in ARPU. The quarter’s organic revenue growth would have been in the order of 6% in annual terms.

EBITDA of 218 million dollars tripled compared with the first quarter of 2013; it was equivalent to 13.1% of revenues.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	1Q14	1Q13	Var.%

Total Revenues	1,659	1,514	9.6%
Service Revenues	1,465	1284	14.2%
Equipment Revenues	193	230	-16.0%

EBITDA	218	68	220.4%
% total revenues	13.1%	4.5%

EBIT	210	59	254.9%
%	12.7%	3.9%

United States Operating Data (IFRS)

	1Q14	1Q13	Var.%
Wireless Subscribers (thousands)	25,511	23,230	9.8%
MOU	528	526	0.5%
ARPU (US$)	19	19	3.5%
Churn (%)	3.8%	3.7%	0.1

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services.  It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	1Q14	1Q13	Var.%

Mexico
EoP	13.08	12.35	5.9%
Average	13.24	12.66	4.5%

Brazil
EoP	2.26	2.01	12.4%
Average	2.36	2.00	18.4%

Argentina
EoP	8.00	5.12	56.2%
Average	7.62	5.02	51.8%

Chile
EoP	551	473	16.6%
Average	551	473	16.7%

Colombia
EoP	1,965	1,832	7.3%
Average	2,005	1,791	12.0%

Guatemala
EoP	7.73	7.78	-0.6%
Average	7.78	7.84	-0.8%

Honduras
EoP	20.90	20.32	2.8%
Average	20.82	20.22	3.0%

Nicaragua
EoP	25.64	24.41	5.0%
Average	25.48	24.27	5.0%

Costa Rica
EoP	554	505	9.7%
Average	533	506	5.4%

Peru
EoP	2.81	2.59	8.5%
Average	2.81	2.57	9.1%

Paraguay
EoP	4,437	4,022	10.3%
Average	4,526	4,074	11.1%

Uruguay
EoP	22.67	18.95	19.6%
Average	22.19	19.15	15.9%

Dominican Republic
EoP	43.16	41.15	4.9%
Average	43.18	40.94	5.5%

Exchange Rates Local Currency units per Mexican Peso

	1Q14	1Q13	Var.%

USA
EoP	0.08	0.08	-5.6%
Average	0.08	0.08	-4.4%

Brazil
EoP	0.17	0.16	6.1%
Average	0.18	0.16	13.3%

Argentina
EoP	0.61	0.41	47.5%
Average	0.58	0.40	45.2%

Chile
EoP	42.1	38.2	10.1%
Average	41.6	37.3	11.6%

Colombia
EoP	150.2	148.3	1.3%
Average	151.5	141.5	7.1%

Guatemala
EoP	0.59	0.63	-6.2%
Average	0.59	0.62	-5.1%

Honduras
EoP	1.60	1.64	-2.9%
Average	1.57	1.60	-1.5%

Nicaragua
EoP	1.96	1.98	-0.8%
Average	1.93	1.92	0.4%

Costa Rica
EoP	42.3	40.9	3.6%
Average	40.3	40.0	0.8%

Peru
EoP	0.21	0.21	2.5%
Average	0.21	0.20	4.4%

Paraguay
EoP	339.1	325.5	4.2%
Average	341.9	321.8	6.3%

Uruguay
EoP	1.73	1.53	13.0%
Average	1.68	1.51	10.9%

Dominican
EoP	3.30	3.33	-1.0%
Average	3.26	3.23	0.9%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 1, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer